Mail Stop 3561

May 14, 2009

Richard W. Turner, Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Dr., Suite 400
Hanover, MD   21076

> **Re: Conmed Healthcare Management, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-27554**

Dear Mr. Turner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis

Results of Operations

Twelve Months Ended December 31, 2008 Compared to Twelve Months Ended December 31, 2007, page 20

1. We note that your discussion of financial results is derived from pro forma unaudited financial statements for the year ended December 31, 2007 for an acquisition that occurred in January 2007. Please revise to discuss the year-to-year comparison of your historical financial statements for the year ended December 31, 2007 and December 31, 2008. See Item 303 of Regulation S-K.

2. As a supplement, you may provide pro forma financial information if it is a more relevant analysis than the historical comparisons. Please ensure your pro forma statement of operations is in accordance with Rule 8-05 of Regulation S-X along with a discussion of why management believes that this presentation is meaningful and the potential risks associated with this type of presentation.

Liquidity and Capital Resources, page 22

3. Please revise to provide a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items. For example, please provide an explanation of the significant change in your accounts receivable, accounts payable and accrued expenses for the fiscal years ended December 31, 2008 and 2007. Your revised analysis should explain the significant sources and uses of cash during the years presented.

Consolidated Financial Statements

General

4. We note that you were a shell company with no operations until you acquired Conmed, Inc. on January 26, 2007. When a shell company merges with an operating company in a transaction accounted for as a purchase, the operating company is considered the shell company's predecessor as defined by Rule 405 of Regulation C and the staff believes the operating company's financial statements are required to be included in the combined company's filings for continuity and comparison. As such, Exchange Act filings filed after the consummation date of the merger must include financial statements of the combined company for periods after the effective date of the merger and financial statements of the operating company for periods prior to the merger until the combined company reports two years of post-merger results of operations (for smaller reporting

companies) or three years of post-merger results of operations (for all other companies). Financial statements included in Form 10-K must be audited and there should be no lapse in audited periods. Similar guidance applies to Forms 10-Q, except the financial statements are not required to be audited. Accordingly, please amend the 10-K to file the following financial statements:

- Audited statement of operations and statement of cash flows of Conmed, Inc. for the period from January 1, 2007 to January 25, 2007
- A complete set of explanatory notes.

5. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. Conmed, Inc.) and the successor (i.e. Conmed Healthcare Management, Inc.) or each entity's financial statements can be presented separately.

Notes to Consolidated Financial Statements

Note 3 – Business Combination, page 38

Acquisition of Conmed, Inc.

6. We note your disclosure here and on page 17 that you use independent experts to assist you in the determination of the fair value of acquired intangible assets. Given your references to the use of such experts, please revise your disclosure in this filing and in future Exchange Act filings to name each expert and file the appropriate consents. As an alternative, you may delete all references to the use of independent experts in this filing and in future Exchange Act filings.

Item 9A(T) – Controls and Procedures, page 50

Evaluation of Disclosure Controls and Procedures

7. We note your statement that "a controls system cannot provide absolute assurance, however, that the objectives of the controls system are met." Please revise to clearly state, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Schedule 14A filed April 27, 2009

Executive Compensation

8. Please provide the narrative disclosure for your compensation tables required by Items 402(o), (q), and (r)(3) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-

3297 or me at (202) 551-3790 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas W. Fry, CFO
Fax: (410) 712-4760
Robert J. Wollin, Esq.
Fax: (212) 715-8148